Public Storage
701 Western Ave., Glendale, CA  91201
818.244.8080    www.publicstorage.com

November 24, 2009

VIA EDGAR AND FED EX

Mr. Daniel L. Gordon
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:          Public Storage Properties V, Ltd.
Form 10-K for year ended December 31, 2008
Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009
File No. 0-09208

Dear Mr. Gordon:

Set forth below is the response of Public Storage Properties V, Ltd. (the “Company”) to the comment of the Staff that was set forth in your letter dated November 19, 2009, regarding the Form 10-K for year ended December 31, 2008 and Forms 10-Q for the periods ended March 31, June 30, and September 30, 2009.  The Staff’s comment, indicated in bold, is followed by the response on behalf of Public Storage Properties V, Ltd.

Exhibit 31.1 and 31.2

1.
Please file abbreviated amendments to your Form 10-K, for the year ended December 31, 2008 and your Forms 10-Q for the periods ended March 31, 2009, June 30, 2009, and September 30, 2009 to conform your certifications to the exact wording as provided in Item 601(b)(31) of Regulation S-K.  Specifically, please include the language regarding internal control over financial reporting in the introductory language in paragraph 4 and in paragraph 4(b), and refer to the “report” rather than the “annual report” or “quarterly report” in paragraphs 2 and 3.  An abbreviated amendment consists of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.  In addition, please confirm for us that these changes will be incorporated into all future filings.

Response:

We expect to file concurrently with this response the requested abbreviated amendments to our 2008 Form 10-K and 2009 Form 10-Qs, including paragraphs 1, 2, 4 and 5 of the certifications. We also confirm that the requested changes will be incorporated into all future filings.

In connection with our response the Staff’s comment, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephanie Heim, Vice President & Corporate Counsel, at 818-244-8080, ext. 1319, if you have additional questions on this matter.

Sincerely,

/s/ John Reyes

John Reyes
Senior Vice President and
Chief Financial Officer

cc:       Jonathan Wiggins, Staff Accountant,
Division of Corporation Finance